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08004309

August 5, 2008

Rule 12g3-2(b) File No. 82-01132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Fuji Heavy Industries Ltd.
Rule 12g3-2(b) File No. 82-01132

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, brief descriptions are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/ms

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

Exhibit A

Documents for which English versions are readily available

No.		Date released
Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange:		
1.	Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2009, as filed with the Tokyo Stock Exchange (Exhibit A-1)	August 1, 2008
2.	Revision of Performance Projection for the 1st Half of Fiscal Year Ending March 31, 2009, as filed with the Tokyo Stock Exchange (Exhibit A-2)	August 1, 2008
Press Releases:		
3.	Press release entitled "Subaru 2.5-litre Turbo Boxer Engine Wins at International Engine of the Year Awards 2008 *(-- The top engine in the 2- to 2.5-litre class this year --)*" (Exhibit A-3)	May 8, 2008
4.	Press release entitled " FHI Unveils New Model Subaru *EXIGA*, a Seven-Seater for Panorama Touring" (Exhibit A-4)	June 17, 2008
5.	Press release entitled "FHI Showcases Its *Subaru Plug-in STELLA Concept*, a New Prototype Electric Vehicle, at the G8 Hokkaido Toyako Summit" (Exhibit A-5)	June 27, 2008

Exhibit A-1

Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2009


FASF
MEMBERSHIP

August 1, 2008

Company Name	:	Fuji Heavy Industries Ltd. (Tokyo Stock Exchange First Section, Code No.: 7270)
URL	:	http://www.fhi.co.jp/english/ir/
Representative	:	Ikuo Mori, President and CEO
Contact for Inquiries	:	Kazuto Sakamoto, General Manager of Administration Department Phone +81-3-3347-2005
Scheduled date to file quarterly report	:	August 8, 2008

(all amounts have been rounded off to the nearest million yen, unless otherwise specified)

1. Consolidated results for the first quarter of fiscal year 2009 (from April 1, 2008 to June 30, 2008)

(1) Consolidated operating results (cumulative)

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income		Net income(loss)	
1st Quarter of FY2009	341,104	-	6,459	-	7,088	-	1,414	-
1st Quarter of FY2008	318,232	(3.4%)	3,510	(67.4%)	627	(93.5%)	(332)	-

	Net income (loss) per share, basic (Yen)	Net income (loss) per share, diluted (Yen)
1st Quarter of FY2009	1.97	-
1st Quarter of FY2008	(0.46)	-

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent the changes from the same first quarter period of previous fiscal year

(2) Consolidated financial position

(Unit: Millions of yen, except for per share figures)

	Total assets	Net assets	Shareholders' equity to total assets (%)	Net assets per share (Yen)
As of June 30, 2008	1,225,429	462,912	37.7%	643.18
As of March 31, 2008	1,296,388	494,423	38.1%	687.02

Note: Shareholders' equity As of June 30, 2008: 461,905 million yen As of March 31, 2008: 493,397 million yen

2. Dividends

	Cash dividends per share (yen)				
	1st Quarter	2nd Quarter	3rd Quarter	Year-end	Annual
FY 2008	-	4.50	-	4.50	9.00
FY 2009	-				9.00
FY 2009 (Forecast)		4.50	-	4.50	

Note: Revision of the forecasts in the first quarter of the fiscal year ending March 31, 2009:No

3. Projection of consolidated results for fiscal year 2009 (from April 1, 2008 to March 31, 2009)

(In Japanese yen rounded to million, except for per share figures, percentage figures indicate a change from the previous fiscal year / period)

	Net sales		Operating income		Ordinary income		Net income		Net income per share, basic (Yen)
1st half of FY2009	740,000	-	8,000	-	6,000	-	0	-	0.00
Full year	1,600,000	1.8%	23,000	(49.6%)	20,000	(56.0%)	10,000	(45.9%)	13.92

Note: Revision of the forecasts at the timing of announcement of the results of first quarter of the fiscal year ending March 31, 2009:Yes

4. Others

(1) Changes in significant subsidiaries in the first quarter of fiscal year 2009 :None
(Changes in subsidiaries resulting in changes in scope of consolidation)

(2) Application of simple accounting as well as specific accounting for preparing the quarterly consolidated financial statements :Yes

Note: Please refer to the section of "4. Others" of [Qualitative Information, Financial Statements etc.] on page 4.

(3) Changes in accounting policies, procedures and methods of presentation for preparing the quarterly consolidated financial statements (changes described in the section of "Changes in significant matters forming the basis of preparing the quarterly consolidated financial statements")

(1) Changes due to revisions of accounting standards :Yes

(2) Changes due to other reasons :Yes

Note: Please refer to the section of "4. Other" of [Qualitative Information, Financial Statements etc.] on page 4.

(4) Number of outstanding shares (Common Stock)

(1) Number of outstanding shares (including treasury stock)	As of June 30, 2008:	782,865,873 shares	As of March 31, 2008:	782,865,873 shares
(2) Number of treasury stock	As of June 30, 2008:	64,702,399 shares	As of March 31, 2008:	64,698,395 shares
(3) Average number of shares (1st Quarter)	1st Quarter of FY2009 :	718,167,674shares	1st Quarter of FY 2008 :	718,230,838shares

*Proper use of forecasts of business results (disclaimer), and other special information

1. The above projections are made based on available information and assumptions as of August 1, 2008, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated.
About the assumptions used for the above projections, please refer to page 3,"3. Qualitative Information on Projection for Fiscal 2009 (From April 1, 2008 to March 31, 2009) " of [Qualitative Information, Financial Statements etc.] for more details.

2. From the current consolidated fiscal year, the Company has adopted "Accounting Standard for quarterly financial statements" (ASBJ Statement No.12 issued on March 14, 2007)) and "Implementation Guidance for accounting standards for quarterly financial statements" (ASBJ Guidance No.14 issued on March 14, 2007).
Moreover, the quarterly consolidated financial statements are made in accordance with rules for quarterly consolidated financial statements.

[Qualitative Information, Financial Statements, etc.]

1. Qualitative Information on Consolidated Operating Performance

As for the Automobile Division, sales were good for the "Forester" (which underwent a full model change in December) and the brand new "Exiga" (introduced in June) in the Japanese market, but were unable to cover the decrease of other models below the same period of the previous fiscal year. On the other hand, in addition to the strong trends for sales of the "Impreza" and "Forester" (which both underwent a full model change, however, in North America, new Forester was not launched for the accounting period from January through March on calendar year basis) in the overseas market since last year, steadily extended sales in emerging markets such as Russia and China resulted in a sales volume that dramatically surpassed the same period of the previous fiscal year. As a result, consolidated net sales for the first quarter were up ¥22.9 billion over the same period of the previous fiscal year, to ¥341.1 billion.

In addition to the improvement of sales volume and mix due to good sales for the Automobile Division in the overseas market, changes in accounting standards were also a contributing factor for an increase in profit. As a result, operating income was up ¥2.9 billion over the same period of the previous fiscal year, to ¥6.5 billion, and ordinary income was up ¥6.5 billion, to ¥7.1 billion. Also, net income was up ¥1.7 billion, to ¥1.4 billion.

2. Qualitative Information on Consolidated Financial Results

Total assets at the end of the first quarterly period were ¥1,225.4 billion, ¥ 71.0 billion decrease from the end of the previous fiscal year, liabilities were down to ¥762.5 billion, ¥39.4 billion decrease from the end of the previous fiscal year and net assets were ¥462.9 billion, ¥31.5 billion decrease from the end of the previous fiscal year .

3. Qualitative Information on Projection for Fiscal 2009 (From April 2008 to March 2009)

Regarding the projection for the first half period, gain on currency exchange due to the trends toward a weaker yen than initially forecasted for both the first quarter and the current period and an improvement of sales volume and mix for the Automobile Division in the overseas market are expected. Therefore, Fuji Heavy Industries Ltd. ("The Company") revise the operating income of ¥8.0 billion and ordinary income of ¥6.0 billion, an increase of ¥7.0 billion and ¥5.5 billion, respectively, over initial projections.

On the other hand, though based on these projections for the revision of first half outlook, getting severe market environments for the Automobile Division both domestically and overseas, the rising cost of raw materials, and the volatility in currency exchange, projections for the fiscal year remain unchanged since the previous forecast.

Please refer to the below regarding the differences between the projection for the first half period of financial results announced on 28 April 2008 and the current revised projection.

(2nd Quarter of fiscal year 2009)

	Sales	Operating Income	Ordinary Income	Net Income	Net Income Per Share
Previous projection (A)	(million yen) 740,000	(million yen) 1,000	(million yen) 500	(million yen) 0	(yen) 0.00
Current revised projection (B)	740,000	8,000	6,000	0	0.00
Increase and decrease (B-A)	-	7,000	5,500	-	-
Change of percentage (%)	-	700.0	1100.0	-	-
Actual results of the first half of the FY2008	708,817	18,905	14,162	7,832	10.91

4. Others

(1)Changes in significant subsidiaries in the first quarter of fiscal year 2009

(Changes in subsidiaries resulting in changes in scope of consolidation)

Not Applicable

(2)Application of simple accounting as well as specific accounting for preparing the quarterly consolidated financial statements

[Application of simple accounting]

Not Applicable

[specific accounting for preparing the quarterly consolidated financial statements]

(Income taxes)

Income tax expenses is calculated as multiplying income before income taxes and minority interest by reasonably estimated annual effective tax rate. This annual tax rate is reasonably estimated after applying the differed tax to the annual income before income taxes and minority interest which includes the amounts of this first quarter results ended June 30, 2008. ,.

"Income taxes-deferred" was included in "Total income taxes."

(3)Changes in accounting policies, procedures and methods of presentation for preparing the quarterly consolidated financial statements

From the current consolidated fiscal year, the Company has adopted "Accounting Standard for quarterly financial statements" (ASBJ Statement No.12) and "Implementation Guidance for accounting standards for quarterly financial statements" (ASBJ Guidance No.14).

Moreover, the quarterly consolidated financial statements are made in accordance with rules for quarterly consolidated financial statements.

Changes in the standard and method for evaluation of material assets

[Appraisal of inventories]

Inventories for the purpose of usual sales have been stated mainly using the moving average cost method. As the Accounting Standard for Measurement of Inventories (ASBJ Statement No. 9) is applied from this first quarter period, the Company mainly and continuously employs the moving average cost method (for the value stated on the balance sheet, the lower of cost or market value method).

This change resulted in a decrease in operating income, ordinary income and income before income taxes and minority interests of 648 million yen.

The impacts of this change on operating income of each segment information are as follows.

(1)Business segment information

Automobiles:523 million yen

Industrial products:102 million yen

The impacts of this change on other business segments were insignificant.

(2)Geographical segment

Japan:648 million yen

[Accounting for lease transactions]

Previously, the Company and its domestic consolidated subsidiaries applied the accounting treatment for finance lease transactions not involving the transfer of ownership rights to the method for operating lease transactions. However, since this first quarter period, as "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13), and "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No. 16) is applicable, the accounting

treatment for finance lease transactions not involving the transfer of ownership rights is followed to the method for usual sales transactions. The impacts of this change are increase on operating income, ordinary income and income before income taxes and minority interests of 3,039 million yen respectively.

The impacts of this change on operating income of each segment information are as follows.

(1)Business segment information

Automobiles:3,039 million yen

(2)Geographical segment

Japan:3,039 million yen

[Change in recognition of sales or interest revenue on credit]

From t this first quarter period, the Company's financial subsidiary has changed the recognition of sales or interest revenue on credit from the equal installment method to the seven-eight allocation method. The reason of this change is that it could manage the interest revenue strictly by improving the credit system and reflect the result more accurately. This impact on income before income taxes and minority interests is 1,001 million yen increase.

[Provision for loss on construction contracts]

From the current consolidated fiscal year, the Company has taken "provision for loss on contracts" in order to cover the loss on undelivered construction of aerospace business which occurs reliably and could be reasonably estimated. The reason is that its estimated loss has become more significant, reflect it accurately on the financial statements and disclose it timely in quarterly basis. The impact on income before income taxes and minority interests is 2,901 million yen decrease.

[Practical solution on unification of accounting policies applied to foreign subsidiaries for consolidated financial statements]

From the first quarter of the current consolidated fiscal year, the Company has adopted "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial statements" (the Practical Issues Task Force No.18) and made the necessary revisions to its consolidated accounts. The impacts of this change on income before income taxes and minority interests is insignificant.

The impacts of this change on shareholders' equity refer to the section of [(5) Notes on significant changes in the amount of shareholders' equity] on page 11.

[Changes in the scope of consolidation]

From the first quarter of the current consolidated fiscal year, as a result of our reevaluation of their significance to the consolidated financial statements, newly scope of consolidation includes Subaru Tecnica International Inc. and 6 other companies.

[Changes in the application of the equity method]

From the first quarter of the current consolidated fiscal year, Subaru of China LTD. ("SOC", old name: Subaru of China Inc.) enhances its finance significance, so the Company has applied the equity method to SOC.

As a result of our reevaluation of their significance to the consolidated financial statements, Subaru Technica International Inc. and 6 other companies are transferred from equity method companies to consolidated subsidiaries.

【Additional information】

(Alteration of service life of fixed assets)

The Company and domestic consolidated subsidiaries revised service life of fixed assets machineries to the enacted revisions to the tax depreciation schedules.

This change resulted in a decrease in operating income of 281 million yen, and a decrease in both ordinary income and income before income taxes and minority interest of 282 millions yen,

The impacts of this change on operating income of each segment information are as follows.

(1)Business segment information

Automobiles:279 million yen

The impact of these changes on other business segments were insignificant.

(2)Geographical segment

Japan:281 million yen

5. Quarterly Consolidated Financial Statements

(1)Quarterly consolidated balance sheets

(Unit: Millions of yen)

	1st Quarter of FY2009 (as of June 30, 2008)	FY2008 (as of March 31, 2008)
	Amount	Amount
ASSETS		
I Current assets		
Cash and deposits	57,879	67,053
Notes and accounts receivable-trade	82,099	96,017
Lease investment assets	25,169	-
Short-term investment securities	19,356	32,775
Merchandise and finished goods	143,643	133,175
Work in process	104,587	100,133
Raw materials and supplies	36,345	27,701
Deferred tax assets	24,984	26,486
Short-term loans receivable	76,753	78,329
Other	41,452	62,504
Allowance for doubtful accounts	(1,435)	(1,346)
Total current assets	**610,832**	**622,827**
II Noncurrent assets		
1. Property, plant and equipment		
Buildings and structures, net	121,057	124,342
Machinery, equipment and vehicles, net	114,086	113,876
Land	180,430	181,974
Lease assets, net	23,940	47,906
Construction in progress	10,018	10,161
Other, net	28,648	33,449
Total property, plant and equipment	**478,179**	**511,708**
2. Intangible assets		
Goodwill	3,985	18,500
Other	11,192	12,972
Total intangible assets	**15,177**	**31,472**
3. Investments and other assets		
Investment securities	65,730	70,107
Long-term loans receivable	3,724	3,736
Deferred tax assets	23,690	27,256
Other	31,183	32,369
Allowance for doubtful accounts	(3,086)	(3,087)
Total investments and other assets	**121,241**	**130,381**
Total noncurrent assets	**614,597**	**673,561**
Total assets	**1,225,429**	**1,296,388**

(Unit: Millions of yen)

	1st Quarter of FY2009 (as of June 30, 2008)	FY2008 (as of March 31, 2008)
	Amount	Amount
LIABILITIES		
I Current liabilities		
Notes and accounts payable-trade	201,246	229,780
Short-term loans payable	170,724	165,886
Commercial papers	14,000	6,000
Current portion of bonds	30,000	30,000
Income taxes payable	1,807	8,091
Accrued expenses	48,472	61,954
Provision for bonuses	24,399	15,507
Provision for product warranties	20,058	22,563
Provision for loss on construction contracts	2,901	-
Other	58,858	58,261
Total current liabilities	**572,465**	**598,042**
II Noncurrent liabilities		
Bonds payable	60,000	60,000
Long-term loans payable	32,592	42,661
Provision for retirement benefits	42,119	40,993
Provision for directors' retirement benefits	730	774
Provision for loss on guarantees	745	745
Other	53,866	58,750
Total noncurrent liabilities	**190,052**	**203,923**
Total liabilities	**762,517**	**801,965**
NET ASSETS		
I Shareholders' equity		
Capital stock	153,795	153,795
Capital surplus	160,096	160,098
Retained earnings	213,651	227,789
Treasury stock	(40,539)	(40,538)
Total shareholders' equity	**487,003**	**501,144**
II Valuation and translation adjustments		
Valuation difference on available-for-sale securities	15,207	13,716
Foreign currency translation adjustment	(40,305)	(21,463)
Total valuation and translation adjustments	**(25,098)**	**(7,747)**
Minority interests	1,007	1,026
Total net assets	**462,912**	**494,423**
Total liabilities and net assets	**1,225,429**	**1,296,388**

(2)Quarterly consolidated statements of income

(Unit: Millions of yen)

	1st Quarter of FY2009 (from April 1, 2008 to June 30, 2008)
	Amount
I Net sales	341,104
II Cost of sales	264,647
Gross profit	76,457
III Selling, general and administrative expenses	69,998
Operating income	**6,459**
IV Non-operating income	
Interest income	867
Dividends income	380
Real estate rent	139
Foreign exchange gains	6,141
Equity in earnings of affiliates	147
Other	791
Total non-operating income	8,465
V Non-operating expenses	
Interest expenses	888
Loss on valuation of derivatives	6,083
Other	865
Total non-operating expenses	7,836
Ordinary income	**7,088**
VI Extraordinary income	
Gain on sales of noncurrent assets	52
Gain on revision of retirement benefit plan	654
Other	1,123
Total extraordinary income	1,829
VII Extraordinary loss	
Loss on sales and retirement of noncurrent assets	1,201
Provision for loss on construction contracts	2,901
Other	11
Total extraordinary losses	4,113
Income before income taxes and minority interests	4,804
Total income taxes	3,373
Minority interests in income	17
Net income	**1,414**

Note: Other 1,123 million yen in VI Extraordinary income includes 1,001 million yen, the impact of "Change in recognition of sales or interest revenue on credit" from the equal installment method to the seven-eight allocation method.

From the current consolidated fiscal year, the Company has adopted "Accounting Standard for quarterly financial statements" (ASBJ Statement No.12) and "Implementation Guidance for accounting standards for quarterly financial statements" (ASBJ Guidance No.14). Moreover, the quarterly consolidated financial statements are made in accordance with rules for quarterly consolidated financial statements.

(3) Notes on premise of going concern

Not Applicable

(4) Segment Information

[Business segment information]

The first quarter of fiscal year 2009 (from April 1, 2008 to June 30, 2008)

(Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
Net sales							
(1) Outside customer	310,528	9,766	18,163	2,647	341,104	-	341,104
(2) Inter-segment	1,012	3	-	3,313	4,328	(4,328)	-
Total sales	311,540	9,769	18,163	5,960	345,432	(4,328)	341,104
Operating income (loss)	4,887	(356)	755	1,091	6,377	82	6,459

[Geographical segment information]

The first quarter of fiscal year 2009 (from April 1, 2008 to June 30, 2008)

(Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
Net sales						
(1) Outside customer	210,387	115,123	15,594	341,104	-	341,104
(2) Inter-segment	72,514	6,623	172	79,309	(79,309)	-
Total sales	282,901	121,746	15,766	420,413	(79,309)	341,104
Operating income (loss)	5,000	(1,135)	516	4,381	2,078	6,459

[Overseas net sales]

The first quarter of fiscal year 2009 (from April 1, 2008 to June 30, 2008)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas net sales	123,665	54,287	46,042	223,994
Consolidated net sales				341,104
Percentage of overseas net sales over consolidated sales (%)	36.3%	15.9%	13.5%	65.7%

(5) Notes on significant changes in the amount of shareholders' equity

As noted in [Qualitative Information, Financial Statements, etc.] 4. Others (3) Change in accounting policies, procedures and methods of presentation for preparing the quarterly consolidated financial statements on page 5, from this first quarter period, the Company has adopted the practical solution on unification of accounting policies applied to foreign subsidiaries for consolidated financial statements (PITF Practical Solution No. 18). Accordingly, the retained earnings at the beginning of the term decreased by 12,346 million yen. The major reason is to write off Goodwill of foreign subsidiaries which was not accepted to amortize.

【Subsequent Event】

(Transfer of treasury stock)

FHI transferred the treasury stock on July 14, 2008 aiming to further strengthen the alliance relationship with Toyota Motor Corporation based on the resolution at the Board of Directors meeting on April 10, 2008. Details are as follows.

Transfer date	:	July 14, 2008.
Transferee	:	Toyota Motor Corporation
Number of shares transferred	:	61 million shares
Total amounts (Transfer price)	:	31,110 million yen (510 yen per share)
Book value of the treasury stocks	:	38,424 million yen
Others		Loss on sale of treasury stocks is 7,314 million yen, and among which, 25 million yen is offset by capital surplus and the remaining is offset by retained earnings.

<Reference for the First Quarter of Fiscal Year 2008 Consolidated Financial Results>

(1)Consolidated quarterly balance sheets

(Unit: Millions of yen)

	1st Quarter of 2008 (as of June 30, 2007)		1st Quarter of 2008 (as of June 30, 2007)
	Amount		Amount
ASSETS		**LIABILITIES AND NET ASSETS**	
I Current assets		**I Current liabilities**	
Cash and time deposits	35,762	Notes and accounts payable, trade	170,941
Notes and accounts receivable, trade	88,796	Short-term borrowings	175,031
Marketable securities	26,737	Commercial paper	17,000
Inventories	245,928	Current portion of bonds	10,000
Deferred tax assets	29,092	Accrued income taxes	4,640
Short-term loans	116,434	Accrued expenses	50,366
Other	51,886	Accrued bonus	23,041
Allowance for doubtful accounts	(1,644)	Accrued warranty claims	23,491
Total current assets	**592,991**	Other	90,554
		Total current liabilities	**565,064**
II Fixed assets		**II Long-term liabilities**	
1. Property, plant and equipment, net		Bonds	90,000
Buildings and structures	128,928	Long-term debts	57,181
Machinery, equipment and vehicles	124,053	Accrued pension and severance benefits	45,704
Land	175,821	Accrued directors' severance and retirement benefits	669
Construction in progress	15,304	Provision for loss on guarantees	745
Leased assets	60,596	Negative goodwill	769
Other	41,619	Other	59,946
Total property, plant and equipment, net	**546,321**	**Total long-term liabilities**	**255,014**
		Total liabilities	**820,078**
2. Intangible assets		**NET ASSETS**	
Goodwill	19,324	**I Shareholders' capital**	
Other	15,839	Common stock	153,795
Total intangible assets	**35,163**	Capital surplus	160,101
		Retained earnings	211,668
3. Investments and other assets		Less-treasury stock, at cost	(40,504)
Investment securities	89,970	**Total shareholders' capital**	**485,060**
Long-term loans	3,696	**II Valuation, translation, and other adjustments**	
Deferred tax assets	20,587	Net unrealized holding gains on securities	25,607
Other	28,587	Translation adjustments	(17,821)
Allowance for doubtful accounts	(3,397)	**Total valuation, translation, and other adjustments**	7,786
Total investments and other assets	**139,443**	**III Minority interest in consolidated subsidiaries**	994
Total fixed assets	**720,927**	**Total net assets**	**493,840**
Total assets	**1,313,918**	**Total liabilities and net assets**	**1,313,918**

(2)Consolidated quarterly statements of income

(Unit: Millions of yen)

	1st Quarter of FY2008 (ended June 30, 2007)
	Amount
I Net sales	318,232
II Cost of sales	243,266
Gross profit	74,966
III Selling, general and administrative expenses	71,456
Operating income	**3,510**
IV Non-operating income	
Interest and dividends income	1,283
Exchange gain	345
Equity income from affiliated companies	394
Other	1,287
Total non-operating income	3,309
V Non-operating expenses	
Interest expenses	1,066
Loss on revaluation of derivatives	4,300
Other	826
Total non-operating expenses	6,192
Ordinary income	**627**
VI Extraordinary gains	
Gain on sale of property, plant and equipment	84
Gain on sale of investment securities	1,397
Other	83
Total extraordinary gains	1,564
VII Extraordinary losses	
Loss on sale and disposal of property, plant and equipment	288
Total extraordinary losses	288
Income before income taxes and minority interest	1,903
Tax expense	2,253
Minority interest in loss of consolidated subsidiaries	18
Net income (loss)	**(332)**

(3) Segment Information

[Business segment information]

The first quarter of fiscal year 2008 (from April 1, 2007 to June 30, 2007) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
I. Net sales and operating income							
Net sales							
(1) Outside customer	286,227	11,129	18,810	2,066	318,232	-	318,232
(2) Inter-segment	768	3	1	1,577	2,349	(2,349)	-
Total sales	286,995	11,132	18,811	3,643	320,581	(2,349)	318,232
Operating cost and expense	286,866	10,831	16,588	3,414	317,699	(2,977)	314,722
Operating income	129	301	2,223	229	2,882	628	3,510

[Geographical segment information]

The first quarter of fiscal year 2008 (from April 1, 2007 to June 30, 2007) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
I. Net sales and operating income (loss)						
Net sales						
(1) Outside customer	183,832	121,575	12,825	318,232	-	318,232
(2) Inter-segment	65,494	3,889	91	69,474	(69,474)	-
Total sales	249,326	125,464	12,916	387,706	(69,474)	318,232
Operating cost and expense	240,500	130,103	12,769	383,372	(68,650)	314,722
Operating income (loss)	8,826	(4,639)	147	4,334	(824)	3,510

[Overseas net sales]

The first quarter of fiscal year 2008 (from April 1, 2007 to June 30, 2007) (Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas net sales	132,618	34,477	38,769	205,864
Consolidated net sales				318,232
Percentage of overseas net sales over consolidated sales (%)	41.7%	10.8%	12.2%	64.7%



<Reference for the 1st Quarter of FY2009 Consolidated Financial Results>

(August 1,2008)
Fuji Heavy Industries Ltd.

(in 100 millions of yen) (in thousands of units)	ACTUAL RESULTS 1st Quarter of FY 2008 Apr.2007 to Jun.2007	ACTUAL RESULTS 1st Quarter of FY 2009 Apr.2008 to Jun.2008		FORECAST 1st HALF of FY 2009 Apr.2008 to Sep.2008		FORECAST FY2009 Apr.2008 to Mar.2009	
Net Sales	3,182	3,411	7.2 %	7,400	4.4 %	16,000	1.8 %
Domestic	1,124	1,171	4.2 %	2,700	9.9 %	5,600	2.9 %
Overseas	2,059	2,240	8.8 %	4,700	1.5 %	10,400	1.1 %
Margin Percentage	1.1%	1.9%		1.1%		1.4%	
Operating Income	35	65	84.0 %	80	(57.7) %	230	(49.6) %
Margin Percentage	0.2%	2.1%		0.8%		1.3%	
Ordinary income	6	71	1,030.5 %	60	(57.6) %	200	(56.0) %
Margin Percentage	-	0.4%		-		0.6%	
Net income	(3)	14	-	0	-	100	(45.9) %
Analysis of increase/decrease in operating income		Gain factors		Gain factors		Gain factors	
		Improvement of sales volume & mixture and others	235	Improvement of sales volume & mixture and others	344	Improvement of sales volume & mixture and others	474
		Decrease of R&D expenses	17	Decrease of R&D expenses	16		
		Loss factors		Loss factors		Loss factors	
		Increase of SG&A expenses and others	110	Foreign exchange	243	Foreign exchange	410
		Foreign exchange	104	Increase of SG&A expenses and others	210	Increase of SG&A expenses and others	158
		Reduction in cost & Net of raw material price raise	8	Reduction in cost & Net of raw material price raise	16	Reduction in cost & Net of raw material price raise	93
						Increases of R&D expenses	40
Exchange rate YEN/US$	119	103		103		102	
Capital investment	104	132		360		700	
Depreciation and amortization	148	157		320		660	
R&D expenses	114	97		250		560	
Interest bearing debt	3,492	3,073		2,750		3,045	
Performance of operation		Net sales to increase Net income to increase Best Net sales		Net sales to decrease Net income to decrease Best Net sales		Net sales to increase Net income to decrease Best Net sales	
Domestic sales units	44	43	(3.2) %	102	2.8 %	213	1.9 %
Passenger Cars	14	15	1.7 %	44	26.1 %	98	25.6 %
Minicars	30	28	(5.6) %	58	(9.9) %	115	(12.3) %
Overseas sales units	75	85	12.9 %	188	9.4 %	423	9.1 %
North America	40	40	(1.4) %	94	4.4 %	223	5.8 %
Europe	15	24	56.5 %	48	24.4 %	102	18.3 %
Others	20	22	8.8 %	47	6.6 %	99	8.1 %
Total sales units	120	128	6.9 %	290	7.0 %	636	6.6 %

*Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dearlers.

Exhibit A-2

August 1, 2008
Company Name: Fuji Heavy Industries Ltd.
Representative: Mr. Ikuo Mori, President and CEO

Code number: 7270(1st section of Tokyo Stock Exchange)

Contact for inquiries; Mr. Kazuto Sakamoto
General Manager of Administration Department.
Phone: (03)-3347-2005

Revision of Performance Projection for the 1st Half of Fiscal Year Ending March 31, 2009

Considering the current situation, Fuji Heavy Industries Ltd. (FHI) has announced the revision of performance projection for the 1st half of Fiscal Year ending March 31, 2009, which was released at the timing of consolidated and non-consolidated basis financial results of Fiscal Year ended March 2008 announcement on April 28, 2008.

1. Revision of Performance Projection for consolidated basis of 1st half of Fiscal Year Ending March 31, 2009 (From April 1, 2008 to September 30, 2008)

(Unit: Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net income per share (Yen)
Previous projection (A)	740,000	1,000	500	0	0
Current revised projection (B)	740,000	8,000	6,000	0	0
Increase and decrease (B-A)	—	7,000	5,500	—	—
Change of percentage (%)	—	700.0	1,100.0	—	—
Actual results of the 1st half of FY 2008	708,817	18,905	14,162	7,832	10.91

2. Reasons of consolidated revision

Regarding the projection for the first half period, gain on currency exchange due to the trends toward a weaker yen than initially forecasted for both the first quarter and the current period and an improvement of sales volume and mix for the Automobile Division in the overseas market are expected. Therefore, we revise the operating income of ¥8.0 billion and ordinary income of ¥6.0 billion, an increase of ¥7.0 billion and ¥5.5 billion, respectively, over initial projections.

On the other hand, though based on these projections for the revision of first half outlook, getting severe market environments for the Automobile Division both domestically and overseas, the rising cost of raw materials, and the volatility in currency exchange, projections for the fiscal year remain unchanged since the previous forecast.

(Note) Above-mentioned projection is based on the assumptions and management's judgment in light of currently available information; therefore, actual results may differ from this projection.

End

Exhibit A-3



PRESS INFORMATION

Subaru 2.5-litre Turbo Boxer Engine Wins at International Engine of the Year Awards 2008
– The top engine in the 2- to 2.5-litre class this year –

Tokyo, May 8, 2008– Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, today announced that its 2.5-litre, Horizontally-Opposed, 4-cylinder boxer engine with a turbo charger was voted this year's winner in the 2- to 2.5-litre engine class of the *International Engine of the Year Awards*. The award ceremony took place on May 7 at the Engine Expo in Stuttgart, Germany. Subaru was first awarded the same prize in 2006. The engine received the higher score from the voting panel again this year.

A panel of 65 renowned journalists from 32 countries served as judges in the competition organized by UKIP Media & Events - Automotive Magazines' Division, Britain's largest group of auto-technology magazines, which includes *Engine Technology International* and *Automotive Testing Technology International*. The judges applied their technical knowledge and impressions, scoring for the vehicle's performance, drivability, ease of handling, fuel economy, and refinement. Based on the points given by the judges, the grand prize, prizes for best engines in eight capacity classes and three other categories were awarded.

Subaru's winning engine delivers higher low and mid-range torque, thereby offering better overall performance and practical use. Design changes, including to the engine's turbocharger, improves the vehicle's powerful and controllable response, as well as its environmental performance.

Subaru's current Forester and Impreza models for European, North American and Australian markets, and Legacy for North American and Australian markets, and Outback for North American market, come equipped with the award-winning 2.5-litre turbo engine.



Forester 2.5XT for European



2.5 Litre Turbo engine
for European Market



Outback 2.5 XT for North American Market

Specifications of the 2.5 litre boxer turbo engine for European Models

Type:	Horizontally-Opposed, DOHC 16 valve, 4-cylinder, turbocharged, petrol engine
Bore/Stroke:	99.5mm x 79.00mm
Capacity:	2,457cc
Compression ratio:	8.4
Max. output (DIN):	169kW(230PS)/5,200rpm
Max. torque (DIN):	320Nm(32.6kgfm)/2,800rpm
Fuel system:	Multi Point Sequential Injection

Specifications of the 2.5 liter boxer turbo engine for North American Models

Type:	Horizontally-Opposed, DOHC 16 valve, 4-cylinder, turbocharged, petrol engine
Bore/Stroke:	99.5mm x 79.00mm
Capacity:	2,457cc
Compression ratio:	8.4
Power:	224hp@5,200rpm
Torque:	226lb.-ft.@2,800rpm
Fuel system:	Multi Point Sequential Injection

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its AWD (all-wheel drive) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.

Exhibit A-4



PRESS INFORMATION

FHI Unveils New Model Subaru *EXIGA*, a Seven-Seater for Panorama Touring

Tokyo, June 17, 2008 – Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, today announced the debut of its new Subaru EXIGA in Japan. The EXIGA went on sale nationwide through Subaru dealerships today.

Based on the concept of a seven-seater with panoramic visibility for the touring experience, the EXIGA has been developed to provide a safe and pleasant journey for all occupants. Capitalizing on its accumulated know-how from building wagons and crossover SUVs, Subaru has succeeded in creating open and comfortable interior space for all the passengers to easily engage in conversation and share the experience of touring enhanced by dramatic wide-angle views through the windows.

The new model represents Subaru's latest proposal for a new type of multi-passenger vehicle, built on Subaru's strengths in vehicle stability, low noise, and quality ride —all realized by Subaru's Horizontally-Opposed engine layout and the *Subaru Dynamic Chassis Control Concept* (*Subaru* DC^3).



Subaru EXIGA 2.0GT

Development Concept: *a Seven-Seater for Panorama Touring*

- Seven passengers
  Despite a body size that's convenient for maneuvering, the EXIGA comfortably accommodates up to seven occupants, ensuring ample space and a pleasant ride for each passenger. Excellent utility and comfort have been added through the adoption of new designs for better visibility, ingress/egress, and cargo space.

- Panorama
  A bright, open interior space has been created for passengers in any seat to enjoy the scenery outside. The vehicle's low noise level allows all passengers to easily converse.

- Touring
  In addition to high levels of safety, both active and passive, the EXIGA blends high performance and smooth handling with high-quality riding comfort. The vehicle also offers excellent environmental performance and fuel economy.

FHI offers four EXIGA models:

- 2.0i is the basic model with selected standard equipment, priced in a more affordable range

- 2.0i-L offers high quality finishes and expanded standard equipment

- 2.0i-S is a sporty model with a naturally aspirated engine, featuring dynamic powerful styling and interior designs

- 2.0GT is a *grand touring* car that combines potent powertrain performance with environmental considerations

Major Features

1. Packaging

- The EXIGA has realized ideal proportions that provide the optimal body size for better handling, as well as ample interior space through its carefully calculated measurements of the height, width, length, wheelbase, floor size, and roof design.
- Front and rear visibility is maximized by the creative design and positioning of pillars and windows.
- The three rows of seats are laid out at three different heights, like gradually elevated theater seating, placing the first and second rows slightly lower than the third to allow all passengers better outside views.
- A large *panoramic* glass roof fully covers area above the second row of seats and enhances the openness of the interior. The glass roof is available as an option on all models except the 2.0i.
- Large rear door openings with wide plastic door sills are designed to facilitate ingress and egress, and the rear doors also open nearly 90 degrees for easy access to the third-row seating.
- A double-wishbone rear suspension with reduced projection into the interior makes room for comfortable third-row seats and a wide luggage compartment.
- The subframe between the rear suspension and the chassis helps to reduce vehicle noise and absorb vibrations from the road.
- By using the newly designed resin fuel tank and optimizing the body frame structure, the floor has been made flat to provide spacious legroom for passengers in the third row.

2. Design

[Exterior design]

- The EXIGA exterior design expresses the integration of the utility of a seven-seater and elegant styling.
- Two distinctively different front grille designs are available. The naturally aspirated models possess style that highlights refinement and simplicity with flowing chrome-plated contours. The design for the turbo model stresses a sporty and muscular impression by adopting a powerful wing-shape embellishment in dark plating on a metal mesh background.
- Headlamps are designed to provide depth from the front view. With a blue-tinted lens placed in the middle of the lamp, the design accentuates boldness and presence.
- Each of the four EXIGA model types is equipped with distinctive wheels and individually designed spokes.
- Eight exterior colors are available.

[Interior design]

- Decorative insets with a horizontally flowing pattern from the center panel of the dashboard to the door trim add spaciousness and a quality look to the interior. Rich and refined interior design is further accentuated by the center panel, which combines wood and metal finishes, as well as by the indirect blue LED light installed on the overhead console, center tray and some foot areas.
- Ivory tone that accentuates openness and light, and black tone, which highlights both sportiness and elegance, are available as interior colors.
- The seats are newly designed to firmly support the occupants and reduce fatigue, even during a long drive, and the seat cushions are made thick to effectively absorb vibration and provide comfort.
- The meter module on the instrument panel is distinctively designed with the meter background faces illuminated in blue to make the white dials clearly readable. The Sport Luminescent Meter, outlined with chrome-plated meter rings, is available on the 2.0GT, 2.0i-L, and 2.0i-S.

3. Utility

- By removing the headrests, the front seatbacks can be tilted back flat to provide room for occupants to lie down.
- The left and right seats of the second row independently slide back and forth in a range of 180 mm. The seatbacks fold down easily with one-hand operation of the walk-in mechanism, allowing easy access to the third row seats.
- The third-row seats employ reclining mechanisms for more relaxed travel. The seatbacks fold down flat with easy operation to provide expanded cargo space in the back of the vehicle.
- Hooks for hanging bags, retractable hooks and 12-volt power outlet are provided in the cargo area.
- Thanks to reduced projection into the interior of the wheel housing and rear suspension, the cargo floor has been made flat. The cargo space offers two tiers. There is a layer under the cargo floor board that offers more space for storing small items. Even tall items like baby strollers can be placed vertically in that space without the need to fold them and lay them on the floor.
- Courtesy lamps are mounted inside of all doors for better egress/ingress at night.
- Blue lights illuminate the inside of the instrumental panel recesses, the center console, and the foot of the first and second row seats. They are not only useful at night but serve as elegant and premium quality décor.

4. Powertrain

(1) 2.0-liter DOHC Engine (2.0i, 2.0i-L, 2.0i-S)

- The use of a redesigned DOHC cylinder head and the active valve control system (AVCS) promotes excellent environmental performance. Also better fuel economy is realized through adoption of the regular gasoline engine.
- With the optimization of the diameter and length of the intake manifold, and the adoption of *the equal length/constant pulsation independent exhaust system*, the engine's intake and exhaust performance has been elevated.
- Two catalytic convertors have been placed in tandem. The layout enables the convertors to quickly heat up, which facilitates catalytic activation during engine startup and improves on emission reduction efficiency.
- By expanding exhaust capacity with the twin mufflers, air flow resistance inside the mufflers is reduced, and excellent engine output characteristics and noise reduction are realized.
- The electric control sensor system helps reduce engine load and further improve fuel economy by controlling electric generation according to driving conditions.

(2) 2.0-liter DOHC Turbo Engine (2.0GT)

- A lightweight, resin-based intake manifold is used. The inner walls of the manifold are smooth and less resistant to the intake flow, elevating intake efficiency.
- The turbo charger was exclusively developed for the EXIGA. Optimization of its A/R and compressor, as well as a redesign of its turbine vane, have distinctively improved low-end torque and made powerful and responsive acceleration possible.
- Also adopted is a secondary air system that forces air into the exhaust port to burn out any gasoline remaining in it. The system helps eliminate harmful substances when the powertrain is still cool, and it promotes early activation of a catalytic converter.
- Through optimization of the construction of the intercooler, the pressure loss is kept at a minimum to improve cooling efficiency.
- The electric control sensor system helps reduce engine load and further improve fuel economy.

5. Drivetrain and Chassis

- Lightweight and compact 4-speed AT with the *SPORTSHIFT* gear selection is standard on all 2.0 liter naturally aspirated models. By optimizing the final gear ratio, as well as through reducing friction among part assemblies, driving performance has been enhanced and fuel economy improved.
- 5-speed AT with the *SPORTSHIFT* gear selection is standard on 2.0 liter turbo models. The *down-shift blipping control* is added to enhance smooth gear change response when shifting down in manual mode.

- The SI-Dive (Subaru Intelligent Drive) system on the 2.0GT model offers three different modes of driving for the driver to enjoy: Intelligent; Sport; and Sport Sharp.
- The Active Torque Split AWD system is mounted on all naturally aspirated engine models. The turbo model comes with Variable Torque Distribution (VTD) system. Both systems distribute optimal torque to the wheels with the firm grip and traction, providing unrivalled vehicle stability.
- Integrating robust body structure with finely tuned chassis elements, all models feature *Subaru DC³*, which ensures outstanding handling and vehicle stability as well as superb riding comfort.
- The vehicle is equipped with a strut-type front suspension, which is made lightweight and resilient. Newly designed cross-members and stabilizers yield excellent steering response.
- A double-wishbone rear suspension with optimized suspension geometry settings provides exceptional traction and vehicle stability, as well as riding comfort, even at full occupancy.
- All models employ four-wheel ABS disc brakes with EBD (Electric Brake-force Distribution) for superb braking performance. The Brake Assist system and a brake booster with unique tie-rod design appropriately maximize braking control.
- Two types of tires, 205/60R16 and 215/50R17, are available. Both are capable of balancing various vehicle elements, including stability, braking, comfort, and mileage.

(SPORTSHIFT is the trademark of Prodrive Ltd.)

6. Body Construction and Safety

- The EXIGA uses an advanced form of Subaru's proprietary Ring-Shaped Reinforcement Frame Body Structure. Through streamlined body construction and the extensive use of high-tensile steel, the new model has achieved high body rigidity and light weight.
- A cowl stay enhancement is used to connect the front side frame and A pillar, and supportive cross-members have been adopted to further improve steering response and increase vehicle stability.
- The EXIGA, with its advanced frame construction, has realized high levels of safety and crash-worthiness through effectively absorbing and dispersing crash impact in frontal, side-, or rear-impact crashes.
- By enhancing impact absorption in the front bumper and incorporating structural changes to the hood, the new model addresses safety features for pedestrians and other vehicles in collisions.
- The front wiper system features a new uniform-pressure, fin-shaped design that creates downforce to prevent blade lift-off during high-speed driving.
- Dual SRS (supplemental restraint system) air bags are standard on all models. SRS side air bags and curtain air bags that protect the third-row occupants are manufacturer's options.

- All pillar trim adopts impact-absorbing structures. To reduce the risk of whiplash injuries in a rear collision, the seatbacks employ new impact-absorbing designs.
- A collapsible brake pedal is available on all models to reduce the risk of foot injuries in frontal collisions

7. Environmental Considerations

Environmental performance

		2005 exhaust emission standards		2010 exhaust emission standards			
		75% reduction from the 2005 levels	50% reduction from the 2005 levels	25% better than the 2010 standards	20% better than the 2010 standards	10% better than the 2010 standards	5% better than the 2010 standards
2.0i	2WD	O					O*3
	AWD				O*1		
2.0i-L 2.0i-S	2WD			O*1*2			O*3
	AWD				O*1		
2.0GT	AWD		O			O	

*1: These models qualify for incentives under Japan's Green Taxation System
*2: Vehicles more than 1,520kg in weight
*3: Vehicles less than 1,510kg in weight

- The EXIGA utilizes interior materials and adhesives that release much smaller amounts of VOCs (volatile organic compounds). Such VOCs as formaldehyde and toluene, which are believed to cause irritation in the nose and throat, have been largely reduced.
- Highly recyclable, integrated PP (polypropylene) materials are used in the dashboard, door trim, and other parts. Recycled materials from PET bottles are also used.
- The Info-Eco mode prompts the Info-Eco Indicator on the instrumentation to light up when running on low fuel consumption, encouraging mileage-conscious driving. In addition, The Eco Gauge, which promotes driving in an energy-saving manner is available on the 2.0i-L, 2.0i-S, and the 2.0GT.

8. Others

- Ventilation for the rear seats is placed on top of the dashboard, effectively circulating air to the third row of seats. Standard on all models, the ventilation system is extremely quiet with greatly reduced operating and airflow noise, yet it efficiently cools the entire cabin.
- The air conditioning system on the 2.0i-L, 2.0i-S and 2.0GT models offers a function to allow temperature adjustments independently on the left and right sides of the seats.

- The combined audio system of CD player and AM/FM tuner, compatible with MP3 and WMA* formats, and an HDD navigation system with audio capability and a rearview camera (compatible with Subaru G-Book Alpha telematics service) are optional on all models.

*WMA is the registered trademark of Microsoft Corporation in the U.S. and other countries.

- A keyless entry system with a push-start button is a manufacturer's option.

Major specifications of EXIGA

- Overall length: 4,740mm, Overall width: 1,775mm, Overall height: 1,660mm, Wheelbase: 2,750mm
- 2.0i, 2.0i-L, 2.0i-S:

  2.0-liter DOHC 16-valve, Horizontally-Opposed, 4-cylinder, gasoline engine

  Max. output (net): 109kW(148PS)/6,000rpm

  Max. torque (net): 191N.m(19.5kg.m)/3,200rpm

  SPORTSHIFT E-4AT

  AWD system: Active Torque Split AWD system

  215/50R17 Tires with aluminum alloy wheels (2.0i-S)

  205/60R16 Tires with aluminum alloy wheels (2.0i-L)

  205/60R16 Tires with full wheel caps (2.0i)
- 2.0GT:

  2.0-liter DOHC 16-valve, intercooled, turbocharged, Horizontally-Opposed, 4-cylinder, gasoline engine

  Max. output (net): 165kW(225PS)/5,600rpm

  Max. torque (net): 326N.m(33.2kg.m)/4,400rpm

  SPORTSHIFT E-5AT

  AWD system: Variable Torque Distribution system

  215/50R17 Tires with aluminum alloy wheels

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its AWD (all-wheel drive) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.

###

Exhibit A-5



PRESS INFORMATION

FHI Showcases Its *Subaru Plug-in STELLA Concept*, a New Prototype Electric Vehicle, at the G8 Hokkaido Toyako Summit

Tokyo, June 27, 2008 – Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, today announced the successful development of its Subaru Plug-in STELLA Concept model, a prototype electric vehicle (EV). FHI will provide five units of the Plug-in STELLA Concept for use at the Hokkaido Toyako Summit to be held July 7 through 9, 2008. Four of the five will be used to transport government officials and other participants at the summit, while one vehicle will be displayed at the Environmental Showcase, an exhibition and demonstration area in the International Media Center, and it will also be available for a test drive.

In addition, FHI will provide one STELLA Concept model to the Japan Post group for use in mail collection and delivery in the vicinity of Toyako during the summit.

The Subaru Plug-in STELLA Concept combines the EV system employed in the R1e with the mini car, Subaru STELLA. The resulting vehicle represents an optimized model that features the compact packaging and superb utility that the STELLA offers to meet a wider array of market needs. FHI plans to use the Plug-in STELLA Concept in the development and test-marketing of the next generation of EV in Japan in the near future.

FHI has jointly developed the Subaru R1e with Tokyo Electric Power Co., Inc. (TEPCO), a leading utility in Japan, and the vehicle's performance has been tested since June 2006. Forty units of the R1e model, equipped with lithium ion (Li-ion) batteries, have been used by TEPCO as part of its corporate fleet and by the Kanagawa Prefectural Government, providing performance results that further advance FHI's EV development work. Such data collected under real-world conditions have helped FHI to refine the concept of the next-generation EV and make further improvements in convenience and comfort under everyday driving situations.

FHI has placed emphasis on its mission to pursue the perfect integration of a pleasant and reliable driving with environmental considerations. While seamlessly improving the power units design and introducing such cleaner engines as the Horizontally-Opposed diesel engine in Europe (available since March of this year), the company has positioned EVs as another viable solution for environmental preservation, and it plans to accelerate its EV development work.



Specifications

Dimensions (Length x Width x Height)	3,395㎜×1,475㎜×1,660㎜
Curb weight	1,060kg
Passenger seating	4
Max. speed	100㎞/h
Per-charge driving distance:	80㎞
Electric motor	Permanent magnet synchronous motor
Max. power output	40kW
Max. torque	150N·m
Drive-train	Front-wheel drive
Battery type	Lithium-ion batteries
Total voltage	346V
Total energy	9.2kWh

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its AWD (all-wheel drive) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.

Exhibit B

Translations or summaries of the Japanese language documents for which English versions are not readily available

No English versions or translations are available for the documents listed below, therefore we have prepared English translations or summaries to these Japanese language documents as follows:

Documents Disclosed Pursuant to Timely Disclosure Regulations of the Tokyo Stock Exchange:

1. "Notification with Respect to Partial Revisions of the Financial Results for the Fiscal Year ended March 31, 2008", as filed with the Tokyo Stock Exchange on May 13, 2008
2. "Notification with Respect to Disposition of Treasury Stock through Third Party Allocation and Changes in Major Shareholders, as filed with the Tokyo Stock Exchange on June 27, 2008
3. "Certification with Respect to the Fairness of the Annual Securities Report", as filed with the Tokyo Stock Exchange on July 22, 2008

Documents Disclosed Pursuant to Financial Instruments and Exchange Law:

4. "Annual Securities Report" for the fiscal year ended March 31, 2008, as filed with the Kanto Local Finance Bureau on June 26, 2008 (summary) (Exhibit B-1)
5. "Bulk Shareholding Report", as filed with the Kanto Local Finance Bureau on July 22, 2008
6. "Report on Change in Shareholding Ratio", as filed with the Kanto Local Finance Bureau on July 22, 2008
7. "Extraordinary Report", as filed with the Kanto Local Finance Bureau on July 22, 2008

Press Releases:

8. Japanese press release dated May 29, 2008: FHI integrates two Subaru Dealerships in Nagano Prefecture
9. Japanese press release dated May 30, 2008: FHI announces the results of FY2007 recycling rate according to the ELV Recycling Law
10. Japanese press release dated May 30, 2008: FHI cooperates in G8 Energy Ministers' Meeting
11. Japanese press release dated July 2, 2008: FHI and Tsumura expand their fields of activity with joint development of a new articulate a transport robot system

Others:

12. "Financial Report", as distributed to its shareholders in June 2008 (Exhibit B-2)

13. "Social & Environmental Report", as posted on the Company's website in July 2008 (http://www.fhi.co.jp/envi/report/index.html)

14. "Vehicle Recall Information" as posted on the Company's website on July 17, 2008

    (http://www.fhi.co.jp/recall/index.html)

    (*Summary*) Fuji Heavy Industries Ltd. reported a recall of the Stella, R2, and R1 due to defective motors (crank pulleys) to the Ministry of Land, Infrastructure and Transport and Tourism on July 17, 2008.

Exhibit B-1

Annual Securities Report for the fiscal year ended March 31, 2008, as filed with the Kanto Local Financial Bureau on June 26, 2008, which includes:

I. Corporate information

A. Corporate overview

1. Five-year history of changes in major business indices
2. History of the Company and its associated companies
3. Overview of business
4. Affiliated companies
5. Employee information

B. Business

1. Discussion of business results
2. Production, orders and sales
3. Management issues
4. Risk factors
5. Material contracts
6. Research and development
7. Discussion and analysis of financial condition and results of operation

C. Capital assets

1. Overview of capital expenditure
2. Important capital assets
3. Plans for new construction projects and disposition of facilities

D. Company information

1. Share information
   a. Total number of shares
   b. Stock acquisition rights
   c. Shareholders rights plan
   d. Number of shares outstanding, changes in capital stock
   e. Shareholder information
   f. Major shareholders
   g. Voting rights
   h. Stock options

2. Treasury stocks

3. Dividend policy

4. Changes in share price

5. Directors and corporate auditors

6. Corporate governance

E. Financial Information and Independent Auditors' Report

1. Consolidated Financial Statements

a. Consolidated Financial Statements

b. Others

2. Non-consolidated Financial Statements

a. Non-consolidated Financial Statements

b. Major Assets and Liabilities

c. Others

F. Share handling information

G. Reference materials

II. Information of Guaranty Company and Others
(including Independent Auditors' Report)

End of Document

Exhibit B-2

Financial Report for the fiscal year ended March 31, 2008, as distributed to its shareholders on June 26, 2008, which includes:

A. Message to shareholders from CEO
B. Business overview & business results
C. Business report for each business segment
D. Consolidated balance sheets
E. Consolidated statements of income
F. Consolidated statements of cash flows
G. Feature 1: "Reinforcement of Cooperation with Toyota and Daihatsu"
H. New product (All-New Subaru Forester)
I. Activity report
J. Non-consolidated balance sheets
K. Non-consolidated statements of income
L. Appropriation of earnings
M. Share information
N. Directors and corporate auditors

End of Document

END